VIA EDGAR

March 27, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd
File No. 333-281799 Registration Statement on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), R.F. Lafferty & Co., Inc., acting as the representative of the underwriters of the Company’s initial public offering, hereby joins Concorde International Group Ltd (the “Company”) in requesting acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that it will become effective at 4:00 p.m. Eastern Time, on March 31, 2025, or as soon thereafter as practicable, or at such other time as the Company or its counsel, Bevilacqua PLLC, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, R.F. Lafferty & Co., Inc.

By: /s/ Robert Hackel
Name: Robert Hackel
Title: Chief Operating Officer